AllianceBernstein Diversified Yield Fund, Inc.
811-07391

Exhibit 77.D

Policies with respect to security investment

Effective November 5, 2007, certain of AllianceBernstein Diversified Yield Fund’s (the “Fund”) non-fundamental investment policies were modified as follows:

(i)   Removed the requirement that the Fund invest at least 65% of its total assets investment grade securities; and

(ii)  Increased the Fund’s permissible investments in below-investment grade securities from 35% to 50%